SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Steelcloud, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

85815M107
(CUSIP Number)

Mr. Edward M. Murchie
c/o Caledonia Capital Corporation
19441 Golf Vista Plaza
Leesburg, VA 20176
(312) 977-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1.	Name of Reporting Person Caledonia Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,687,501
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,687,501
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,687,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) OO

1.	Name of Reporting Person Edward M. Murchie
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,000
	8.	Shared Voting Power 9,687,501
	9.	Sole Dispositive Power 150,000
	10.	Shared Dispositive Power 9,687,501
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,837,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of the Issuer, whose principal executive offices are at 20110 Ashbrook Place, Suite 130, Ashburn, VA 20147.

On July 2, 2010, the Issuer completed the closing of an exchange of shares of Common Stock held by Caledonia Capital Corporation (“Caledonia”) for shares of the Issuer’s Series A Preferred Stock (“Series A Preferred Stock”) and the modification of secured indebtedness owed to Caledonia, as more fully described below (collectively, the “Caledonia Transaction”).  The Caledonia Transaction was consummated simultaneously with the closing of the sale by the Issuer of Series A Preferred Stock, a convertible note and warrants to Clipper Investors, LLC (“Clipper”), as disclosed in the Issuer’s Current Report on Form 8-K dated July 9, 2010 (the “Clipper Transaction”).

Caledonia Share Exchange Agreement

On July 2, 2010, the Issuer entered into an Exchange Agreement (the “Caledonia Exchange Agreement”) with Caledonia pursuant to which Caledonia and the Issuer agreed that (a) Caledonia would exchange 2,500,000 Common Shares for 90,000 shares of Series A Preferred Stock.  Pursuant to a Registration Rights Agreement, also dated July 2, 2010, by and between the Issuer and Caledonia (the “Caledonia Registration Rights Agreement”), the Issuer granted Caledonia piggyback registration rights and demand registration rights for the shares of Common Stock issuable upon conversion of such Series A Preferred Stock.

Caledonia Note Modification

On July 2, 2010, the Issuer entered into a Consolidated, Amended and Restated Promissory Note in the principal amount of $570,000 (the “New Caledonia Note”) with Caledonia pursuant to which Caledonia and the Issuer agreed to (a) consolidate into a single note (1) the Secured Promissory Note dated July 1, 2009, by and between the Issuer and Caledonia, in the original principal amount of $250,000 (“Caledonia Note 1”), and (2) the Revolving Line of Credit Promissory Note dated November 3, 2009, by and between the Issuer and Caledonia, in the original principal amount of $150,000 (“Caledonia Note 2,” and together with Caledonia Note 1, the “Old Caledonia Notes”), (b) extend the maturity of the Old Caledonia Notes to July 2, 2013 and (c) reduce the interest rate of the Old Caledonia Notes from 20% to 12% per annum.  The Company, Clipper and Caledonia entered into an Intercreditor Agreement dated July 2, 2010 (the “Intercreditor Agreement”) in connection with the closing of the issuance of the New Caledonia Note, pursuant to which the New Caledonia Note and a convertible note due Clipper rank equally with respect to payment, collateral and enforcement.

In consideration of Caledonia’s agreement to consolidate, extend the maturity date of, and reduce the interest rate of, the Old Caledonia Notes, and Caledonia’s agreement to share its lien on the Company’s assets with Clipper pursuant to the Intercreditor Agreement, the Issuer paid Caledonia a note modification fee of $70,000, which fee is included in the principal balance of the New Caledonia Note.

The New Caledonia Note further provides that Caledonia shall have the right at any time to convert all, or any part, of the outstanding balance due thereunder into Common Stock at a conversion price of $0.10 per share (subject to adjustments in certain instances).  Pursuant to the Caledonia Registration Rights Agreement, the Issuer granted Caledonia piggyback registration rights and demand registration rights for the shares of Common Stock issuable upon conversion of the New Caledonia Note.

The definitive instruments and agreements governing the Caledonia Transaction are attached to the Issuer’s current report on SEC Form 8-K, dated July 9, 2010 as exhibits, namely: (1) Certificate of Incorporation of the Issuer, dated February 25, 1998, and effective as of February 26, 1998, (2) Articles of Amendment to the Certificate of Incorporation of the Issuer dated July 2, 2010, (3) Exchange Agreement, dated July 2, 2010, by and between Steelcloud, Inc. and Caledonia Capital Corporation, (4) Registration Rights Agreement, dated July 2, 2010, by and between Steelcloud, Inc. and Caledonia Capital Corporation and (5) Consolidated, Amended and Restated Promissory Note, dated July 2, 2010, by Steelcloud, Inc. payable to Caledonia Capital Corporation.  The Caledonia Transaction is described in additional detail in the foregoing Form 8-K.

As previously reported on a Form 4 dated June 30, 2010, in addition to the shares of Common Stock beneficially owned by Caledonia and reported above, Mr. Murchie also has direct ownership of 150,000 shares of Common Stock and Caledonia holds warrants exercisable for 2,187,501 shares of Common Stock.  Collectively, Caledonia’s and Mr. Murchie’s holdings of Common Stock, Series A Preferred Stock, the New Caledonia Note and the foregoing warrants are referred to herein as the “Caledonia Issuer Securities”).

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Caledonia and Edward M. Murchie (together, the “Reporting Persons.”)

A.	Caledonia Capital Corporation

	(i)	Name of Person Filing:	Caledonia Capital Corporation (“Caledonia”)

	(ii)	Organization:	Delaware corporation

	(iii)	Principal Business:	Investment management

	(iv)	Address of Principal Office:	19441 Golf Vista Plaza Leesburg, VA 20176

	(v)	Prior Criminal Convictions:	None

	(vi)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	Edward M. Murchie

	(i)	Name of Person Filing:	Edward M. Murchie (“Mr. Murchie”)

	(ii)	Business Address:	19441 Golf Vista Plaza Leesburg, VA 20176

	(iii)	Present Occupation:	Investment management

	(iv)	Prior Criminal Convictions:	None

	(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(vi)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Series A Preferred Stock and the New Caledonia Note purchased by Caledonia in the Caledonia Transaction described above in Item 1 was [approximately $610,000], determined as follows:

(a) $180,000, in the form of 2,500,000 shares of Common Stock exchanged by Caledonia for 90,000 shares of Series A Preferred Stock, the fair market value of which preferred stock, as of the date of the Caledonia Transactions, is estimated at $2.00 per share, based solely upon the price paid for Series A Preferred Stock by Clipper Investors LLC in the transactions described in the Company’s Current Report on Form 8-K dated July 9, 2010, which closed simultaneously with the Caledonia Transaction; plus

(b) [approximately $500,000], in the form of the Old Caledonia Notes, including accrued interest, exchanged for the New Caledonia Note; minus

(c) $70,000, in the form of the note modification fee paid Caledonia by the Issuer in connection with the exchange of the Old Caledonia Notes for the New Caledonia Note.

Caledonia’s funds used to acquire the foregoing Series A Preferred Stock were drawn from its working capital contributed by its shareholders, who include Mr. Murchie, among others.  Caledonia’s funds used to acquire the New Caledonia Note were provided by the surrender to the Issuer of the Old Caledonia Notes and the payment by the Issuer to Caledonia of the note modification fee described in response to Item 1 above.

Item 4. Purpose of Transaction.

The purpose of the Caledonia Transaction was to invest in the Issuer. The Reporting Persons may, at any time and from time to time, depending upon various factors, including without limitation the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, (1) convert some or all of the Caledonia Issuer Securities into Common Stock, (2) acquire or dispose of securities of the Issuer (including the Caledonia Issuer Securities) through open market transactions, (3) acquire or dispose of securities of the Issuer (including the Caledonia Issuer Securities) through private transactions, (4) enter into and dispose of derivative transactions with one or more counterparties that are based on the value of securities of the Issuer and engage in hedging transactions with respect to securities of the Issuer, or (5) present proposals for consideration at annual or special meetings of the Issuer’s shareholders. The Reporting Persons may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a)
As a result of the Caledonia Transaction, Caledonia is the beneficial owner of the Caledonia Securities, which, as described in Item 1 above, result in the right to acquire an aggregate 9,687,501 shares of Common Stock.  As a result of his interest in Caledonia, and his personal holdings of 150,000 shares of Common Stock, Mr. Murchie is deemed to be the beneficial owner of 9,837,501 shares of Common Stock.

Based solely upon information provided by the Issuer, immediately prior to the closing of the Caledonia Transaction and the Clipper Transaction, the Issuer had 20,075,001 Common Shares issued and outstanding.  Following the conversion of the 2,500,000 shares of Common Stock held by Caledonia (as described in Item 1 above) in the Caledonia Transaction, based solely on information provided by the Issuer, the Issuer had 17,575,001 shares of Common Stock issued and outstanding.

After taking into account the shares of Common Stock issuable upon the conversion of (a) the Caledonia Securities and (b) the Series A Preferred Stock, convertible note and warrants held by Clipper, Caledonia holds a 14.4% beneficial interest in the Issuer on a fully-diluted as-converted-to-Common Stock basis and Mr. Murchie holds a 14.6% beneficial interest in the Issuer on a fully-diluted as-converted-to-Common Stock basis.

(b)
Caledonia is the legal, record owner of, and has shared voting and dispositive power with respect to, (a) 90,000 shares of Series A Preferred Stock convertible into 1,800,000 shares of Common Stock, (b) the Caledonia Note, convertible into 5,700,000 shares of Common Stock, and (c) warrants exercisable for  2,187,501 shares of Common Stock, resulting in the right to acquire an aggregate ownership of 9,687,501 shares of Common Stock and accordingly is deemed to be the beneficial owner of 9,687,501 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (as amended, the “1934 Act”).

Mr. Murchie is the President and controlling shareholder of Caledonia.  In that capacity, Mr. Murchie has shared voting and dispositive power over securities of the Issuer convertible into Common Stock held by Clipper, and accordingly is deemed to be the beneficial owner of 9,687,501 shares of Common Stock for the purposes of Section 13(d) of the 1934 Act.   Mr. Murchie disclaims beneficial ownership of the shares of Common Stock held by Caledonia, except to the extent of his beneficial interest in Caledonia.  In addition, Mr. Murchie is the owner of 150,000 shares of Common Stock held personally and is deemed to be the beneficial owner thereof.

(c)
None of the Reporting Persons has effected any transaction in or with respect to the Issuer’s Common Stock within the last 60 days other than the acquisition of the Caledonia Securities as described in Item 1, which disclosure is incorporated into this Item 5(c) by reference.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to (a) Mr. Murchie’s participation in the management of Caledonia, and (b) Caledonia’s right to convert the Caledonia Securities into an aggregate of 9,687,501 share of Common Stock as described in Item 1 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
3.1
Articles of Incorporation of Steelcloud, Inc., dated February 25, 1998, and effective as of February 26, 1998. (Filed as Exhibit 3.1 to the Issuer's Registration Statement on Form S-1, Amendment No. 1, dated April 23, 1998 (File No. 333-47631) and hereby incorporated by reference).

3.2
Articles of Amendment to the Certificate of Incorporation of Steelcloud, Inc. dated July 2, 2010 (Filed as Exhibit 3.2 to the Issuer's Current Report on Form 8-K, dated July 9, 2010 and hereby incorporated by reference).

10.1
Exchange Agreement, dated July 2, 2010, by and between Steelcloud, Inc. and Caledonia Capital Corporation (Filed as Exhibit 10.8 to the Issuer's Current Report on Form 8-K, dated July 9, 2010 and hereby incorporated by reference).

10.2
Registration Rights Agreement, dated July 2, 2010, by and between Steelcloud, Inc. and Caledonia Capital Corporation (Filed as Exhibit 10.9 to the Issuer's Current Report on Form 8-K, dated July 9, 2010 and hereby incorporated by reference).

10.3
Consolidated, Amended and Restated Promissory Note, dated July 2, 2010, by Steelcloud, Inc. payable to Caledonia Capital Corporation (Filed as Exhibit 10.10 to the Issuer's Current Report on Form 8-K, dated July 9, 2010 and hereby incorporated by reference).

[SIGNATURE PAGE FOLLOWS]

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2010

CALEDONIA CAPITAL CORPORATION

By:	/s/ Edward M. Murchie
Name:	Edward M. Murchie
Title:	President

   /s/ Edward M. Murchie
EDWARD M. MURCHIE, individually